UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-38064

COSCIENS Biopharma Inc.

(Translation of registrant’s name into English)

c/o Norton Rose Fulbright Canada, LLP

222 Bay Street, Suite 3000, PO Box 53

Toronto ON M5K 1E7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 1, 2025, COSCIENS Biopharma Inc. (the “Company”) issued a press release announcing an Exclusive Distribution Agreement with Wuzhou Drug International for Macrilen® in Hainan-Guangdong-Hong Kong-Macao Greater Bay Area and Singapore. A copy of the press release is attached to this Form 6-K as Exhibit 99.1 and is incorporated by reference herein. The press release contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

Forward-Looking Statements

The information in this Report on Form 6-K and the exhibit attached hereto and incorporated herein by reference include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and under the provisions of Canadian securities laws. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.

Forward-looking statements include, but are not limited to, those relating to the Company’s expectations regarding the anticipated benefits and synergies as well as the assets, cost structure, financial position, cash flows and growth prospects of the combined company.

Risks and factors that could cause actual results or outcomes to differ materially from expectations include, among others, the following:

●	the Company’s patented technologies and value-driving products, and development thereof;
●	the extraction, production and commercialization of active ingredients from natural sources and our ability to successfully market related products;
●	the successful development and marketing of our oat-based pipeline products, including oat-beta glucan, avenanthramides and beta glucan from yeast, as well as such products’ capability to address unmet needs within the nutraceuticals markets;
●	Macrilen® (macimorelin) and the Company’s plans in respect of same, including commercialization.
●	the Company’s business strategy;
●	the strategic decision to sunset the Company’s Amyotrophic Lateral Sclerosis (ALS), AIM Biologicals and Delayed Clearance Parathyroid Hormone (DC-PTH) programs ;
●	the transition to a new presidential administration in the United States, including the potential use and effects of tariffs to address the administration’s policy goals, could materially impact our costs and revenues, as well as the macroeconomic framework in which we operate.
●	the Company’s positioning in its target markets;
●	the Company’s ability to accelerate the scale-up of PGX Technology towards commercial levels;
●	expectations for completion of the Company’s Edmonton facility and Natex Termitz facility;
●	pre-clinical and clinical studies and trials and their expected timing and results, including the potential to bring certain products to market following such studies and trials;
●	the ability of our pharmaceutical therapeutic assets to address unmet medical needs across a number of indications;
●	management’s assumptions, estimates and judgements;
●	liquidity and capital resources;
●	adequacy of our financial resources to finance operations and expenditure requirements;
●	limitations on internal controls over financial reporting; and
●	the plans, objectives, future outlook and financial position of the Company in general.

Additional risk factors that could cause actual results to differ materially include those risks identified in Item 3. “Key Information – Risk Factors” contained in the Company’s most recent Annual Report on Form 20-F filed with the SEC and its other filings and submissions from time to time, including those containing its quarterly and annual results, with the SEC, which are available on the Company’s website located at www.cosciensbio.com.

Many of these risks and factors are beyond the Company’s control. The Company cautions you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to the Company or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless required by law to update these statements, the Company will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

DOCUMENTS INDEX

Exhibit	Description
99.1	COSCIENS Announces Exclusive Distribution Agreement with Wuzhou Drug International for Macrilen® in Hainan-Guangdong-Hong Kong-Macao Greater Bay Area and Singapore

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSCIENS Biopharma Inc.

Date: December 1, 2025	By:	/s/ Giuliano La Fratta
	Name:	Giuliano La Fratta
	Title:	Chief Financial Officer